FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

27 March 2026

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

On 27 March 2026, HSBC Holdings plc issued US$130,000,000 5.48% Fixed Rate Notes due 2036 (the 'Notes') under its Debt Issuance Programme.

Application will be made to list the Notes on the Official List of the Financial Conduct Authority and to trade the Notes on the Main Market of the London Stock Exchange plc.

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,233bn at 31 December 2025, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 27 March 2026